SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 12, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	March 11, 2008

TAM presents 4Q07 operating indicators

São Paulo, March 11, 2008 – TAM S.A. (Bovespa: TAMM4 e NYSE: TAM) presents below its preliminary and non audited 4Q07 and consolidated 2007 operating indicators. Data is presented according to different accounting rules, the first table in BR GAAP and the second in US GAAP.

BR GAAP*					Change (%)

	4T07	2007	4T06	2006	4 T	Year

Total RASK
(cents of reais) (1) (2)	17.87	17.12	19.28	20.65	-7.3	-17.1

Load factor - %	71.0	70.4	71.5	73.9	-0.5 p.p.	-3.5 p.p.

Yield Total
(cents of reais) (1) (3)	26.00	25.30	28.21	29.29	-7.8	-13.6

RASK Scheduled Domestic
(cents of reais)	16.69	15.51	17.53	19.88	-4.8	-22.0
Scheduled Domestic
Load factor - %	70.4	69.5	69.7	72.0	0.7 p.p.	-2.5 p.p.
Yield Scheduled Domestic
(cents of reais)	24.90	23.42	26.42	29.06	-5.8	-19.4

RASK Scheduled International
(cents of reais)	11.26	12.44	16.60	16.22	-32.2	-23.3
Scheduled International
Load factor - %	71.0	70.5	73.7	76.3	-2.7 p.p.	-5.8 p.p.
Yield Scheduled International
(cents of reais)	15.88	17.66	22.58	21.28	-29.7	-17.0
Yield Scheduled International
(cents of USD)	8.96	9.15	10.56	9.82	-15.1	-6.8

Total CASK
(cents of reais)	17.22	16.57	16.98	17.85	1.4	-7.1
CASK-ex fuel
(cents of reais)	11.99	11.25	11.52	11.86	4.1	-5.2

*according to non-audited numbers for the 4Q07
(1)	Includes Revenue PAX, Cargo and others,
(2)	Net of taxes,
(3)	Gross of taxes.

-1/3 –

US GAAP*					Change (%)

	4T07	2007	4T06	2006	4 T	Year

Total RASK
(cents of reais) (1) (2)	17.82	17.08	19.28	20.61	-7.6	-17.1

Load factor - %	71.0	70.4	71.5	73.9	-0.5 p.p.	-3.5 p.p.

Yield Total
(cents of reais) (1) (3)	26.00	25.30	28.21	29.29	-7.8	-13.6

RASK Scheduled Domestic
(cents of reais)	16.69	15.51	17.53	19.88	-4.8	-22.0
Scheduled Domestic
Load factor - %	70.4	69.5	69.7	72.0	0.7 p.p.	-2.5 p.p.
Yield Scheduled Domestic
(cents of reais)	24.90	23.42	26.42	29.06	-5.8	-19.4

RASK Scheduled International
(cents of reais)	11.26	12.44	16.60	16.22	-32.2	-23.3
Scheduled International
Load factor - %	71.0	70.5	73.7	76.3	-2.7 p.p.	-5.8 p.p.
Yield Scheduled International
(cents of reais)	15.88	17.66	22.58	21.28	-29.7	-17.0
Yield Scheduled International
(cents of USD)	8.96	9.15	10.56	9.82	-15.1	-6.8

Total CASK
(cents of reais)	17.15	16.22	17.02	17.54	0.8	-7.6
CASK-ex fuel
(cents of reais)	11.92	10.89	11.56	11.55	3.1	-5.8

*according to non-audited numbers for the 4Q07
(1)	Includes Revenue PAX, Cargo and others,
(2)	Net of taxes,
(3)	Gross of taxes

-2/3 –

According to TAM’s policy of follow up guidance provided to the market, we present 2007 results vis-à-vis the guidance released at the end of 2006:

		Guidance 2007	Jan - Dec 07
Mercado	•	Market demand growth from 10% to 15% (in RPK terms)	11.9%

	•	Average domestic market share above 50%	48.9%
	•	Average domestic load factor at approximately 70%	70.5%
TAM	•	Aircraft utilization per day (block hour) higher than 13 hours	12.6
	•	Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	5.2%
	•	Opportunity in the international market
		• Third frequency to Paris	Since January
		• Inauguration of two new international long haul frequencies	Milan (March),
			Frankfurt
			(November) and
			Madrid (December)

Despite the challenges during the year, we practically exceeded all of our targets. The exceptions were (1) the CASK reduction, which reached 74% of target, impacted mainly by (2) the aircraft utilization per day and by the above planned international expansion, which led to additional set-up costs. The aircraft utilization per day was affected by the regulatory / operational changes in the industry throughout 2007. (3) Market share came in at 1.1 percentage points below target mainly due to the increase in capacity in the industry for the year above that which was originally guided in 2006.

TAM, aligned with the best corporate governance practices, highlights the delivery of the guidance, reinforcing its commitment to the market in realizing the targets defined by the company. We believe this is the pillar to assure transparency to the analysts of the main houses that cover the company (that can be found in the website www.tam.com.br/ir) as well as to all investors.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 50.6% domestic market share and 67.3% international market share at the end of February 2008. TAM operates regular flights to 45 destinations throughout Brazil. It serves 82 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.5 million subscribers and has awarded more than 5.2 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.